Mail Stop 3561

                                                           July 31, 2018

Via E-mail
Peng Yang
President and Director
Oranco, Inc.
One Liberty Plaza, Suite 2310 PMB# 21
New York, NY 10006

       Re:    Oranco, Inc.
              Current Report on Form 8-K
              Filed July 6, 2018
              File No. 000-28181

Dear Mr. Peng:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Business

1. Please discuss the effects of existing or probable governmental regulations on your business, as required by Item 101(h)(4)(ix) of Regulation S-K.

Customers, page 10

2. We note that four customers each account for 10% or more of your revenues. Please identify these major customers and discuss any arrangements or agreements you have with them.
 Peng Yang
Oranco, Inc.
July 31, 2018
Page 2

Suppliers, page 10

3. Please name your other principal supplier and describe the material terms of your supply arrangements, including your partnership agreement with Fenjiu Group. File your supply and partnership agreements as exhibits. See Item 101(h)(4)(vi) of Regulation S-K.

Management's Discussion and Analysis

Economic and Political Risks, page 13

4. Please discuss in greater detail the special considerations and risks associated with operating in China.

Results of Operations, page 15

5. Please provide a comparative discussion of your results of operations for the interim period ended March 31, 2018 versus March 31, 2017 to comply with Item 303(b) of
        Regulation S-X.

Security Ownership of Certain Beneficial Owners and Management, page 18

6. Please revise the table to include Mr. Zhang, your CFO. In addition, please reconcile the amount of shares outstanding throughout the disclosure. We note references to
        70,191,480 in this section and on page 21, and references to 98,191, 480 on page 2.

Directors, Executive Officers and Control Persons, page 19

7. Please describe the business experience for the past five years for Ronald Zhang as your disclosure references only his experience since June 2017. In addition, for Peng Yang please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director in light of the company's business and structure. See Item 101(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 20

8. Please provide the disclosure in this section for the time periods specified in Instruction 1 to Item 404 of Regulation S-K, rather than just the interim financial period currently provided.

9. For each debt transaction discussed in this section, please provide the disclosure required by Item 404(a) of Regulation S-K.

10. Please describe the material terms of the transactions with Claudio Gianascio which resulted in the parties owing the amounts of $13,145,949 and $13,395,233.
 Peng Yang
Oranco, Inc.
July 31, 2018
Page 3

11. Please clarify the relationship between the company and Fuqing Jing Hong Trading Co.,
        Ltd. File related party agreements as exhibits. Please also discuss the trade receivables from this related party as discussed in Footnote 17 on page F-21.

Market Price.., page 21

12. Please reconcile the statement on page 21 that your stock is traded in the OTC Pink market with the references to the OTCQB on pages 2 and 22.

Financial Statements

Consolidated Statements of Shareholders' Equity, page F-5

13. We note the acquisition reserve line item with RMB 12,151,843 presented as addition to acquisition reserve and RMB 14,201,843 presented as reduction to non-controlling interests in the fiscal year ended June 30, 2017. Please tell us the nature of the transaction and your accounting for the transaction under U.S. GAAP.

Consolidated Statements of Cash Flows, page F-6

14. Please reconcile the amounts reported for changes in "trade receivable," "deposits, prepayments and other receivables," and "receipts in advances, accruals and other payables" under operating activities in the fiscal year ended June 30, 2017 to the related amounts reported in the balance sheets.

Unaudited Pro Forma Condensed Combined Statements of Operations, pages F-26 &
F-28

15. Please revise your pro forma statements of operations to present pro forma earnings per share information as required by Rule 11-02(b)(7) of Regulation S-X.

Unaudited Pro Forma Condensed Combined Balance Sheets, page F-27

16.     We note the pro forma adjustments to the shareholder's equity accounts.
Please
        separately describe each adjustment, and explain how each adjustment was determined to comply with Rule 11-02(b)(6) of Regulation S-X. Please also tell us what consideration was given to the common shares issued in the Share Exchange transactions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peng Yang
Oranco, Inc.
July 31, 2018
Page 4

        You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202)
551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.


                                                            Sincerely,

                                                            /s/ Pamela Howell
                                                            for

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of
Beverages,
                                                            Apparel and Mining

cc:     George Du, Esq.
        Hunter Taubman Fischer & Li, LLC